Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The following is a blog post published on the website Medium on May 17, 2021.

Future Proofing Supply Chains: SCVX To Merge with Bright Machines

Reshore, Modernize, Expedite, Secure

Throughout 2020, the pandemic highlighted massive weaknesses in supply chains and critical infrastructure — a situation where demand for everything our society relies upon was in short supply and vulnerable. In a matter of days, supply chain weaknesses became national security concerns, in part due to our overreliance on global supply chain networks.

Now is the time to invest in software-defined manufacturing capabilities — so the world can build what is needed, when it is needed, where it is needed most.

This is where Bright Machines comes in.

Bright Machines is a pioneer in the digital transformation of manufacturing through its disruptive platform that brings the power of software and AI onto the factory floor. By leveraging computer vision, machine learning, 3D simulation, and adaptive robotics, it allows customers to intelligently automate and inspect assembly processes, reducing dependence on human labor for these repetitive and often complex tasks.

Historically, industrial manufacturing has lacked the innovation we’ve seen in other sectors, despite the rapid growth in demand for just-in-time manufacturing. Our inability to surge and shift to adequately respond to the COVID-19 pandemic brought this issue into high relief. Additionally, the past several decades of global, outsourced manufacturing has now become a national security concern.

We believe that we are on the forefront of the fourth industrial revolution. Bright Machines’ software-defined solutions allow customers to increase the speed, flexibility and scalability of manufacturing. With their intelligent automation platform, we believe that the industry now has the tools to effectively reshore, modernize, and secure factory operations.

With Bright Machines, we have built a foundation of mutual understanding and appreciation for how manufacturing needs to be transformed for maximum effectiveness and security. Amar Hanspal, CEO and Co-Founder of Bright Machines, accurately captured the value of digitizing and automating factory operations: “the days of leaning on globalization—finding cheap pools of labor—has run its course. Software-defined manufacturing democratizes product innovation so that anyone, regardless of location or available resources, can turn a great idea into a product, on-demand.”

This is a special company, one that is effectively changing a process that has been stagnant for 100+ years. They provide a digital solution to a longstanding analog problem through their software-defined manufacturing platform that mitigates supply chain risks.

We are excited to be a part of this revolution and to partner with this pioneering company. Bright Machines is consistent with a core value of the entire Strategic Cyber Ventures team: to support and advance cutting-edge technology companies that enhance global security.

The future is indeed bright for Bright Machines.

The transaction will require the approval of the stockholders of SCVX, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the second half of 2021.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, Inc. (Bright Machines), SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

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